UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024
Commission File Number: 001-41247

Satellogic Inc.

(Translation of registrant’s name into English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

SATELLOGIC INC.

TABLE OF CONTENTS

Exhibit No.
99.1	Notice of Results of 2024 Annual General Shareholders’ Meeting held on December 20, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
	Name:	Rick Dunn
	Title:	Chief Financial Officer

Date: December 20, 2024

2